wExhibit 99.1

PRESS RELEASE

RELATIONAL CHALLENGES PENNSYLVANIA LEGISLATION:

CONSTITUTIONAL MANDATES SIDESTEPPED FOR SOVEREIGN

SAN DIEGO, CA, March 2, 2006 — Relational Investors LLC, the largest shareholder of Sovereign Bancorp, Inc. (NYSE: SOV) with approximately 8.4% of the outstanding shares, announced today that it has filed a lawsuit against the Commonwealth of Pennsylvania seeking to invalidate Act 6 of 2006, the recently enacted special legislation passed for the private benefit of the management and board of directors of Sovereign.  The suit also names Edward G. Rendell, the Governor of the Commonwealth of Pennsylvania, Robert C. Jubelirer, the President Pro Tempore of the Senate, and John M. Perzel, the Speaker of the House of Representatives, as defendants in their official capacities.

The lawsuit maintains that Act 6, passed by the Legislature as Senate Bill 595, was enacted in less than 48 hours as part of a secretive process designed to avoid fair disclosure and deliberation in violation of the Pennsylvania Constitution.  Sovereign lobbied extensively to procure this legislation to prevent Relational from the proper exercise of its shareholder rights and to thwart Relational’s claims in pending litigation with Sovereign in Federal Court.

Many of the Pennsylvania legislators who voted in favor of the bill were not physically present for the vote and had no knowledge of the contents of the bill or had incorrectly been led to believe that they were helping Sovereign defend against an attempted takeover by Relational, something Relational has never attempted and is legally prohibited from doing.  Furthermore, Senator Waugh, the original sponsor of SB 595, withdrew his sponsorship and voted against the bill.

In commenting on the suit, Ralph V. Whitworth, Principal of Relational Investors, said: “This legislation was passed at Sovereign’s urging under the cover of darkness without proper deliberation.  In one fell swoop Sovereign and the Legislature significantly impaired the rights of Sovereign’s approximately 87,000 shareholders, not to mention the rights of all shareholders of all Pennsylvania chartered companies.  We believe that all this was done to insulate Sovereign’s directors from being held accountable by Sovereign’s shareholders.  These actions dealt a devastating blow to Pennsylvania’s shareholder rights and made a mockery of our system of representative government.”

The suit seeks a declaratory judgment that Act 6 of 2006, in whole or part, violates the Pennsylvania Constitution and is, therefore, null and void.

About Relational Investors

Relational Investors LLC is a registered investment advisor and asset management firm located in San Diego, California managing $6.2 billion. Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to

Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. On December 13, 2005, Relational filed with the SEC a revised preliminary proxy statement.  Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL FURTHER REVISE AND FILE THE PRELIMINARY PROXY STATEMENT IN RESPONSE TO SEC COMMENTS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the revised preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005 and the revised preliminary proxy statement filed on December 13, 2005.

For more information contact:

Sandi Christian
Relational Investors
(858) 704-3335 | slc@rillc.com